SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                    Report for the Month of May, 2003

                                XENOVA GROUP PLC
                              (Name of Registrant)

                              957 Buckingham Avenue
                                     Slough
                                    Berkshire
                                     SL1 4NL
                                     ENGLAND
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Research Update



FOR IMMEDIATE RELEASE

Xenova Group plc

          XENOVA AND QLT DISCONTINUE TARIQUIDAR PHASE III NSCLC TRIALS

    Xenova and QLT will continue to explore the potential of tariquidar and carefully review the data in order to plan future development

Slough, UK, 13 May, 2003 - Xenova Group plc (NASDAQ NM: XNVA; London Stock
Exchange: XEN) today announces that QLT Inc, (NASDAQ: QLTI; TSX: QLT) will stop the current Phase III trials of tariquidar as an adjunctive treatment for patients with non-small-cell-lung cancer (NSCLC). This decision follows a recommendation by the Independent Data Safety Monitoring Committee (DSMC), which completed the un-blinded interim review of the data for the two ongoing trials in this indication. The Phase IIb trial for tariquidar in chemorefractory breast cancer underway at MD Anderson, Texas is unaffected by this decision and this trial continues.

Members of QLT's clinical development team will now be un-blinded so that they have an opportunity to review all of the data and make informed decisions about plans for the future development of tariquidar. Data from the 304 patients already enrolled in this study represent the largest collection of efficacy and safety data from a randomized, placebo-controlled study of a third generation P-gp inhibitor and will offer valuable insight into the potential for tariquidar in this or other indications. It is QLT's intention to exploit the value of this database and make planning decisions for tariquidar after a thorough analysis of such data.

David Oxlade, Chief Executive Officer of Xenova, said:

"Xenova continues to believe that tariquidar has potential as an MDR modulator in cancer. We will explore further development opportunities once the un-blinded data from these NSCLC studies have been assessed. The Phase IIb trial at MD Anderson, in chemorefractory breast cancer continues."

"Xenova has decided to take immediate steps to substantially reduce operating costs. This will include a reduction in headcount as well as further programme prioritisation. Going forward, Xenova will focus on its key clinical development programmes."

Conference Call Information

Xenova will hold a conference call on Tuesday, 13 May at 08:30 a.m. BST. For details contact Claire Rowell at Financial Dynamics, telephone +44 (0) 20 7269 7285.

                                   -- ends --

Contacts:
UK:                                       US:
Xenova Group plc                          Trout Group/BMC Communications
Tel: +44 (0)1753 706600                   Tel: 001 212 477 9007
David A Oxlade, Chief Executive Officer   Press: Brad Miles (Ext 17)
Daniel Abrams, Group Finance Director     Lauren Tortorete (Ext 20)
Jon Davies, Corporate Communications      Investors: Jonathan Fassberg (Ext 16)
                                          Lee Stern (Ext 22)
Financial Dynamics
Tel: +44 (0)207 831 3113
David Yates/Ben Atwell


Notes to Editors
Xenova Group plc's product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. Xenova has a broad pipeline of programmes in clinical development. The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with significant pharmaceutical and biopharmaceutical companies including Lilly, Pfizer, Celltech, Genentech, QLT and Millennium Pharmaceuticals.

About Tariquidar
Enrollment began in June 2002, for the two phase III clinical trials using tariquidar as an adjunctive treatment in combination with first-line chemotherapy for non-small-cell-lung cancer (NSCLC) patients. Approximately 1000 patients were to be enrolled in two randomized, multi-centred, placebo-controlled trials using tariquidar in combination with two of the most commonly used chemotherapy regimens (paclitaxel plus carboplatin or vinorelbine alone).

The trials were conducted at roughly 100 centres located throughout North America and Europe, and were designed to demonstrate the ability of tariquidar to enhance the efficacy of chemotherapy agents. This occurs by preventing or overcoming resistance due to over expression of P-glycoprotein (P-gp), a membrane protein that pumps chemotherapeutic agents out of cancer cells.


For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk

For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about the discovery, development and commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date 13 May, 2003